Exhibit 12

SIMON PROPERTY GROUP, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the Year Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Earnings:					
Pre-tax income from consolidated continuing operations	**$1,249,483**	$ 755,248	$ 382,042	$ 603,141	$ 663,283
Add:					
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	**21,671**	(2,433)	(22,914)	(29,093)	(9,061)
Distributed income from less than 50% owned unconsolidated entities	**52,894**	60,636	60,877	61,482	51,594
Amortization of capitalized interest	**4,867**	3,453	4,367	4,927	2,462
Fixed Charges	**1,280,167**	1,645,710	1,247,543	1,254,111	1,196,718
Less:					
Income from unconsolidated entities	**(81,238)**	(75,921)	(40,220)	(32,246)	(38,120)
Interest capitalization	**(6,437)**	(3,833)	(14,749)	(28,451)	(37,270)
Earnings	**$2,521,407**	$2,382,860	$1,616,946	$1,833,871	$1,829,606
Fixed Charges:					
Portion of rents representative of the interest factor	**13,804**	13,683	9,082	8,996	9,032
Interest on indebtedness (including amortization of debt expense)	**1,259,926**	1,277,506	1,223,712	1,196,334	1,150,416
Interest capitalized	**6,437**	3,833	14,749	28,451	37,270
Loss on extinguishment of debt	**—**	350,688	—	20,330	—
Fixed Charges	**$1,280,167**	$1,645,710	$1,247,543	$1,254,111	$1,196,718
Ratio of Earnings to Fixed Charges	**1.97x**	1.45x	1.30x	1.46x	1.53x

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from consolidated continuing operations including income from noncontrolling interests and our share of pre-tax (loss) income from 50%, or greater than 50%, owned unconsolidated affiliates which have fixed charges, and including our share of distributed operating income from less than 50% owned unconsolidated affiliates. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, losses on extinguishment of debt, and amortization of debt issuance costs.